February 2, 2006

VIA FAX

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Our Ref:	JC040106
Your Ref:	001-31909

Re:	Aspen Insurance Holdings Limited (the "Company") Review of Form 10-K for the fiscal Year Ended December 31, 2004 Filed March 14, 2005 (File No. 001-31909)

Dear Mr. Rosenberg,

Further to your letter of December 20, 2005, we have set out below our responses to the questions raised, proposed disclosures and where necessary provided additional tabular analysis. This letter follows the discussion with Joseph Ferraro of LeBoeuf, Lamb, Greene & MacRae and Lisa Vanjoske on the timetable for the response which was extended due to the holidays.

For your convenience, we set forth in this letter (the ‘‘Response Letter’’) each comment from your letter in bold typeface and include the Company’s response below each such comment.

Item 1. Business
Analysis of Consolidated Loss and Loss Expense Reserve Development Net of Reinsurance Recoverables, page 17

1.	We note that the company only provides this information on a net basis. Please provide us, in disclosure-type format, a presentation of your reserves that includes this information on a gross basis. Refer to SFAS 113 and Industry Guide 6 paragraphs B(2)(c) and (d). Alternatively, the staff allows a net GAAP presentation in lieu of a gross GAAP presentation, if for all periods, the table a) reconciles the net end-of-period liability (the original reserve estimate in the 10-year table) with the related gross liability on the balance sheet and b) presents the gross re-estimated liability as of the end of the latest re-estimation period, with separate disclosure of the related re-estimated reinsurance recoverable.

In response to your comment, we intend to include the following table setting out an analysis of the consolidated gross loss and loss expense reserve development as at December 31, 2005, 2004, 2003 and 2002 in future Form 10-K filings.

	As at December 31, 2002 ($ in millions)		As at December 31, 2003 ($ in millions)		As at December 31, 2004 ($ in millions)		As at December 31, 2005 ($ in millions)
Estimated gross liability for unpaid losses and loss expenses	93.9		525.8		1,277.9		[	]
Liability re-estimate as of:
- one year later	88.4		455.4		[	]
- two years later	69.7		[	]
- three years later	[	]
Cumulative redundancy (deficiency)	24.2		70.4

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies — Premiums, page 68

2.	We believe your disclosure in Management’s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe that this amount is the most realistic. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. methodology and/or assumptions used) would have on reported results, financial position and liquidity.

c.	Disclose the provision for doubtful accounts that is recorded related to the assumed premium estimate. If no provision is recorded, please discuss why management believes all amounts recorded are collectible.

A large number of the contracts we write are written on a treaty basis where we reinsure a portfolio of risks written by a ceding company. As the ultimate level of business written by each cedent can only be estimated at the time the reinsurance is placed, the reinsurance contracts generally stipulate a minimum and deposit premium payable under the contract with an adjustable premium based on variables such as: the number of contracts covered by the reinsurance; the total premium received by the cedent; and the nature of the exposures assumed. Minimum and deposit premiums generally cover the majority of premiums due under such treaty reinsurance contracts and the adjustable portion of the premium is usually a small portion of the total premium receivable.

The following are in response to your specific comments:

a.	The premium disclosed for each line of business represents the best estimate of the premiums receivable and commission and related expenses payable. We exercise judgment in determining the adjustment premiums, which represent a small portion of total premiums receivable. Commission is charged as a fixed percentage of premium per contract and is adjusted in line with adjustments in premium. The proportion of adjustable premiums included in the premium estimates varies between business lines with the largest adjustment premiums associated with property reinsurance business and the smallest with property and liability insurance.

b.	The key factors in determining the adjustable estimate of premiums receivable are past underwriting experience, broker analysis and actuarial projections (in respect of treaty business). During the life of a contract, notifications from cedents and brokers may affect the estimate of the ultimate premium and consequently may result in either increases or reductions in reported revenue. In addition, for proportional treaty reinsurance, we estimate premium receivable initially and then update throughout the contract term based on treaty statements received from the ceding company. Our property reinsurance segment is the only segment which currently includes a large amount of proportional treaty business. In the twelve months ended December 31, 2004, $131 million or 20.2% of all property reinsurance business written was proportional treaty. Changes in estimated adjustable premiums will have less of an impact on short term liquidity as the payment of adjustment premiums generally occurs after the expiration of a contract.

Premium estimates are reviewed regularly, comparing actual reported premiums to expected ultimate premiums along with a review of the collection of premium estimates. Based on management’s review, the appropriateness of the premium estimates is evaluated, and any adjustments to these estimates is recorded in the period in which it becomes known. Adjustments to original premium estimates could be material and these adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

c.	A significant portion of amounts included as premiums receivable, which represent estimated premiums written, net of commissions, is not currently due based on the terms of the underlying contracts. In determining whether or not any bad debt provision is necessary, we consider the financial security of the cedent, past payment history and any collateral held. We have not made a provision for doubtful accounts in relation to assumed premium estimates as adjustable premiums are considered to be inseparable from minimum and deposit premiums. In addition, based on the above process, management believes that the premium estimates included in premiums receivable will be collectible and, therefore, we have not maintained a bad debt provision for doubtful accounts on the premiums at December 31, 2004.

In response to your specific comments above, we intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within the ‘‘Critical Accounting Policies — Premiums’’ section of the MD&A, as follows:

A large number of the contracts we write are written on a treaty basis where we reinsure a portfolio of risks written by a ceding company. As the ultimate level of business written by each cedent can only be estimated at the time the reinsurance is placed, the reinsurance contracts generally stipulate a minimum and deposit premium payable under the contract with an adjustable premium based on variables such as: the number of contracts covered by the reinsurance; the total premium received by the cedent; and the nature of the exposures assumed. Minimum and deposit premiums generally cover the majority of premiums due under such treaty reinsurance contracts and the adjustable portion of the premium is usually a small portion of the total premium receivable.

For proportional treaty reinsurance, we estimate premium receivable initially and then update throughout the contract term based on treaty statements received from the ceding company. Our property reinsurance segment is the only segment which currently includes a large amount of proportional treaty business. In the twelve months ended December 31, 2005, $[2005 figure to be inserted in 10-K] million or [2005 figure to be inserted in 10-K]% of all property reinsurance business was written on a proportional basis.

We exercise judgment in determining the adjustment premiums, which represent a small portion of total premiums receivable. Commission is charged as a fixed percentage of premium per contract and is adjusted in line with adjustments in premium. The proportion of adjustable premiums included in the premium estimates varies between business lines with the largest adjustment premiums associated with property reinsurance business and the smallest with property and liability insurance.

The key factors in determining the adjustable estimate of premiums receivable are past underwriting experience, broker analysis and actuarial projections (in respect of treaty business). During the life of a contract, notifications from cedents and brokers may affect the estimate of ultimate premium and result in either increases or reductions in reported revenue. Changes in estimated adjustable premiums will have less of an impact on short term liquidity as the payment of adjustment premiums generally occurs after the expiration of a contract.

A significant portion of amounts included as premiums receivable, which represent estimated premiums written, net of commissions, is not currently due based on the terms of the underlying contracts. In determining whether or not any bad debt provision is necessary, we consider the financial security of the cedent, past payment history and any collateral held. We have not made a provision for doubtful accounts in relation to assumed premium estimates as adjustable premiums are considered to be inseparable from minimum and deposit premiums. In addition, based on the above process, management believes that the premium estimates included in premiums receivable will be collectible and, therefore, we have not maintained a bad debt provision for doubtful accounts on the premiums at December 31, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reserve for Losses and Loss Expenses, page 69

3.	We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgements and assumptions in establishing the assumed loss reserve.

b.	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

c.	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extend this time lag effects the loss reserve estimate;

d.	How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

e.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

f.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

g.	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

h.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

The claim reserves reported in the Company’s annual report are a combination of case reserves and Incurred But Not Reported (‘‘IBNR’’) claims. The process for establishing claim reserves is not based solely on information from the cedent but includes significant actuarial analysis. Our process is to first establish case reserves on reported claims based on information from cedents (this is a similar process for both insurance and reinsurance claims). The rest of the reserves are for IBNR claims which are determined statistically from actuarial analyses, which includes assessment of available historical data and other approaches in establishing a range of appropriate loss ratios for management to select its best point estimate. For reinsurance lines of business, a higher proportion of initial reserves is statistically based IBNR due to longer reporting delays between the original loss and the time when reinsurers are aware of the extent of the losses. For insurance business, notifications are received earlier and closer to the date of original loss notification. This delay in reinsurance lines explains why there is a higher degree of uncertainty in reinsurance than direct loss reserves.

The following are in response to your specific comments:

a.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

The higher degree of uncertainty associated with reserves for reinsurance business is associated with the assumptions used in deriving the IBNR. Where it is based on an analysis of past loss experience, then the principal assumption is that past patterns of development will be repeated on current business. The process of extrapolation is by necessity one involving subjective judgment because the actuary has to take into account the impact of the changing business mix as well as changes in legislative conditions, changes in judicial interpretation of legal liability policy coverages and inflation. These factors are incorporated in the recommended reserve range from which management selects its best point estimate.

b.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Full cedent policy information is recorded at the time of underwriting and includes inception and expiry dates, attachment points and limits and our share of the risk. Claims information includes the loss date, details of the claim, the recommended reserve and the loss adjusters dealing with the claim. In respect of pro-rata treaties we receive regular statements (bordereau) which detail for each cedent the earned and unearned premium, summary paid and loss reserves, with large losses separately identified.

c.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Reinsurance claims are subject to a longer time lag both in their reporting and in their time to final settlement. The time lag is a factor which is included in the projections to ultimate claims within the actuarial analyses and helps to explain why in general a higher proportion of the initial reinsurance reserves are represented by IBNR than for insurance reserves.

d.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Information from cedents is principally factored into the setting of reported claim reserves. In addition, for significant events such as the hurricanes in 2004 (i.e. Hurricanes Charley, Frances, Ivan and Jeanne and Typhoon Songda), the detailed analysis of our potential exposures included information obtained directly from cedents which had yet to be processed through market systems enabling us to reduce the time lag between a significant event occurring and establishing a case reserve. This additional information is incorporated into the analysis used to determine the actuarial IBNR. Reinsurance intermediaries are used to assist in obtaining information from cedents but we establish all reserves.

e.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Delays in receiving information from cedents are an expected part of normal business operations and are included within the statistical estimate of IBNR to the extent that current levels of backlog are consistent with historical data. Currently, there are no processing backlogs which would materially affect our financial statements.

f.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

We use reinsurance intermediaries to assist in communicating with and validating information from cedents. In addition, we engage loss adjusters and perform on site cedent audits to validate the information provided.

g.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Disputes do occur with cedents, but the number and frequency are generally low. In the event of a dispute, intermediaries are used to try to resolve the dispute. If a resolution cannot be reached, then the contracts typically provide for binding arbitration. To date, there are no material disputes with cedents.

h.	We intend to supplement our existing disclosures in our Annual Report on Form 10-K in the appropriate place within our ‘‘Critical Accounting Policies — Reserves for Losses and Loss Expenses’’ section of the MD&A, as follows:

Historical loss information is included in selecting our best estimates of the reserves for each line of business. We take into account the quality of the historical information available and where appropriate historical trends are used to validate information received from cedents.

4.	We note that you provide disclosure for and an analysis around your total reserve balances on a net basis. To help us evaluate the adequacy of your disclosure, please provide us, in disclosure-type format, disclosure around the reserve balances for each line of business on a gross basis. Specifically, where you have provided an actuarial range, provide this range for each line of business shown in the table on page 69. In addition, to aid an investor in understanding the variability that is reasonably likely from your estimated gross loss reserve for each line, disclose the key assumptions used to arrive at management’s best estimate and quantify the effect on operations and financial positions of reasonably likely changes in those assumptions. Estimates of reinsurance recoverable should be discussed separately.

For the Annual Report on Form 10-K for the year ended December 31, 2005, we propose to include disclosure similar to the following tabular disclosure and narrative, though it will be updated to reflect our reserve position as at December 31, 2005:

The following table sets out the selected actuarial gross reserves for each of our segments and compares it to the actuarial mid-point and actuarial upper-point estimates. While the reported reserves make a reasonable provision for unpaid loss and loss adjustment expense obligations, we note that the process of estimating required reserves does, by its very nature, involve uncertainty and therefore the ultimate claims may fall outside this range. The level of uncertainty can be influenced by such factors as the existence of coverage with long duration payment patterns and changes in claims handling practices, as well as the factors described above. Reasonably likely changes in actuarial assumptions could increase gross loss reserves as at December 31, 2004 by $15.4 million to $1,293.3 million or reduce gross loss reserves by $162.1 million to $1,115.8 million. The net actuarial range for reserves for losses and loss expenses established at December 31, 2004 was between $926.8 million and $1,092.9 million. In determining the range of net reserves, we estimate recoveries due under our proportional and excess of loss reinsurance programmes. For the period ended December 31, 2004, there was a strong correlation between the gross and net reserve ranges as the majority of recoveries were from our proportional reinsurance programme and so movements in gross reserves resulted in an equivalent movement in the net reserves. For excess of loss recoveries, if the upper and lower estimates of gross losses are contained within our reinsurance programme then there will be minimal movement in the net losses, if gross losses were to reduce to a level below the attachment point of the excess of loss programme then movements in gross losses would be replicated as movements in the net loss.

Gross Reserves

	Management’s selected reserve ($ in millions)	Mid-point actuarial estimates ($ in millions)	Upper-point actuarial estimates ($ in millions)
Property Reinsurance	341.2	333.7	341.2
Casualty Reinsurance	377.8	300.4	377.8
Specialty Reinsurance	168.8	140.9	168.8
Total Reinsurance	887.8	775.0	887.8
Property Insurance	77.3	71.4	77.3
Casualty Insurance	294.5	253.5	309.9
Specialty Insurance	18.3	15.9	18.3
Total Insurance	390.1	340.8	405.5
Total Losses and loss expense reserves	1,277.9	1,115.8	1,293.3

5.	Because IBNR reserve estimates are more imprecise, please provide us, in disclosure-type format, the amount of IBNR separately from case reserves for each line of business listed in the table on page 69.

For the Annual Report on Form 10-K for the year ended December 31, 2005, we propose to include similar tabular and narrative disclosure as provided below, though it will be updated to reflect 2005 year-end results.

	Gross Outstandings ($ in millions)	Gross IBNR ($ in millions)	Gross Reserve ($ in millions)	% IBNR
Property Reinsurance	181.1	160.1	341.2	47%
Casualty Reinsurance	58.6	319.2	377.8	84%
Specialty Reinsurance	32.8	136.0	168.8	81%
Total Reinsurance	272.6	615.2	887.8	69%
Property Insurance	52.1	25.2	77.3	33%
Casualty Insurance	142.0	152.5	294.5	52%
Specialty Insurance	3.0	15.3	18.3	84%
Total Insurance	197.1	193.0	390.1	49%
Total Losses and loss expense reserves	469.7	808.2	1,277.9	63%

Gross reserves of the reinsurance segment were $887.8 million, in 2004 as compared to $352.6 million in 2003, of which 69% were IBNR. The increase in reserves was due to the reinsurance portfolio maturing as a book of business. 2004 was only the second full year of operation for the Company, and an increase in reserves would be expected as reserves build up over time, particularly in the longer tail business lines such as Casualty Reinsurance. In addition to the increase in reserves as a result of the second full year of trading, the Property Reinsurance segment was affected by material claims incurred during 2004 from Hurricanes Charley, Frances, Ivan and Jeanne and by Typhoon Songda totalling $298.7 million. The gross reserves of the specialty reinsurance class of business were also impacted by Hurricanes Charley, Frances, Ivan and Jeanne and Typhoon Songda, totalling $23.8 million.

Gross reserves of the insurance segment were $390.1 million in 2004, compared to $173.2 million in 2003, of which 49% were IBNR. Similar to the reinsurance lines, the increase in reserves was due to the insurance portfolio maturing as a book of business. 2004 was only the second full year of operation for the Company, and an increase in reserves would be expected as reserves build up over time, particularly in the longer tail liability business lines. We do not receive notice of liability insurance claims until a considerable time has passed, resulting in a high 52% of gross reserves being IBNR. Property insurance reserves are particularly sensitive to large claims, and the impact a factory fire ($14.4 million) in Suffolk (U.K.), U.S. Hurricanes and Typhoon Songda losses totalling $17.5 million, have greatly increased the claims reserve. The high proportion of IBNR for specialty insurance was due to the class only commencing underwriting in the final quarter of 2004.

Notes to the Consolidated Financial Statements
Note 21. Unaudited Quarterly Financial Data, page F-34

6.	We note that you disclose various non-GAAP financial measures including ‘‘underwriting income,’’ ‘‘total other operating revenue,’’ and ‘‘operating income before tax.’’ We note that these measures exclude realized investment gains and losses and net exchange gains and losses. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the gains and losses you excluded have the following attributes:

•	There is a past pattern of these items occurring in each reporting period ;

•	The financial impact of these items will not disappear or become immaterial in the future; and

•	There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about managements’ assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10 of Regulation S-K. Please refer to ‘‘Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures’’ on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please confirm that you will eliminate these measures from your future filings or tell us, in disclosure-type format, why you believe these measures are useful and appropriate.

The quarterly unaudited financial information disclosed in Note 21 in our financial statements in our Annual Report on Form 10-K was a representation of information contained in the Company’s quarterly earnings supplements. The disclosure of these non-GAAP measures was considered appropriate in the quarterly supplements as it was comparable with information provided by the Company’s peers and included a reconciliation to the most comparable GAAP measure. The Company agrees that it will eliminate these non- GAAP measures from future SEC filings.

In response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 1-441-297-9371, Michael Groll of LeBoeuf, Lamb, Greene & MacRae at 1-212-424-8616 or Joe Ferraro of LeBoeuf, Lamb, Greene & MacRae at 011-44-207-459-5125.

Yours sincerely,

/s/ Julian Cusack
Julian Cusack
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Dana Hartz Lisa Vanjoske U.S. Securities and Exchange Commission

Ian Campbell
David Curtin
Patricia Roufca
    Aspen Insurance Holdings Limited

Richard Bennison
Robert Lewis
David Greenfield
    KPMG Audit Plc

Michael Groll
Joseph Ferraro
    LeBoeuf, Lamb, Greene & MacRae